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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                        Imperial Credit Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    452729106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  /X/     Rule 13d-1(b)
                  / /     Rule 13d-1(c)
                  / /     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 5
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CUSIP No.  452729106

1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Keefe Managers, Inc. /  13-3610107

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) / /
                                                                        (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                       5       SOLE VOTING POWER     0

      NUMBER OF        6       SHARED VOTING POWER      0
       SHARES
    BENEFICIALLY       7       SOLE DISPOSITIVE POWER   0
      OWNED BY
        EACH
      REPORTING        8       SHARED DISPOSITIVE POWER    0
       PERSON
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
         Instructions)                                                     / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%

12       TYPE OF REPORTING PERSON (See Instructions)

         IA, CO

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Item 1.           (a)      Name of Issuer:

                                    Imperial Credit Industries, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                                    23550 Hawthorne Boulevard
                                    Building One, Suite 110
                                    Torrance, CA 90505

Item 2.           (a)      Name of Person Filing:

                                    Keefe Managers, Inc.

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                                    375 Park Avenue, 23rd Floor
                                    New York, NY 10152

                  (c)      Citizenship:

                                    Delaware corporation

                  (d)      Title of Class of Securities:

                                    Common Stock

                  (e)      CUSIP Number:

                                    452729106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (e)    /X/        Investment adviser in accordance with
                                    Section 240.13d-1(b)(1)(ii)(E).

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:                 0

                  (b)      Percent of Class:         0.0%

                  (c) Number of Shares as to which the person has:

                           (i) sole power to vote or direct the vote       0

                           (ii) shared power to vote or direct the vote    0

                           (iii) sole power to dispose or direct the
                                 disposition of                            0

                           (iv) shared power to dispose or direct the
                                disposition of                             0

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                           Not Applicable

Item 9.           Notice of Dissolution of Group:

                           Not Applicable

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant

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                           in any transaction having that purpose or effect.

Signature

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Keefe Managers, Inc.

                                                BY:      /s/ Harry V. Keefe, Jr.
                                                         -----------------------
                                                           Harry V. Keefe, Jr.
                                                           Chairman

Date:              February 5, 1999



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